SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of October 2010
Commission File Number 1-15028
China Unicom (Hong Kong) Limited
(Exact Name of Registrant as Specified in Its Charter)
75/F, The Center,
99 Queen’s Road Central, Hong Kong
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐.)
(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐.)
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

EXHIBITS

SIGNATURES

EXHIBITS

Exhibit Number

1	Notice of Listing on The Stock Exchange of Hong Kong Limited in relation to Billion Express Investments Limited (the “Issuer”) 0.75% Guaranteed Convertible Bonds due 2015 unconditionally and irrevocably guaranteed by China Unicom (Hong Kong) Limited (the “Guarantor”) dated October 14, 2010

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)
Date: October 15, 2010	By:	/s/ Chang Xiaobing
		Name:	Chang Xiaobing
		Title:	Chairman and Chief Executive Officer

Exhibit 1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
This announcement is not for distribution, directly or indirectly, in or into the United States, Canada or Japan. This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referred to herein will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States except pursuant to an exemption from, or a transaction not subject to, the registration requirements of the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus. Such prospectus will contain detailed information about the company making the offer and its management and financial statements. The Company does not intend to make any public offering of securities in the United States.
NOTICE OF LISTING ON
THE STOCK EXCHANGE OF HONG KONG LIMITED
BILLION EXPRESS INVESTMENTS LIMITED
(the “Issuer”)
(incorporated in the British Virgin Islands with limited liability)
US$1,838,800,000
0.75 PER CENT GUARANTEED CONVERTIBLE BONDS DUE 2015
(THE “CONVERTIBLE BONDS”)
(Stock Code: 4326)
EXCHANGEABLE INTO ORDINARY SHARES OF
CHINA UNICOM (HONG KONG) LIMITED
UNCONDITIONALLY AND IRREVOCABLY GUARANTEED BY
Joint Global Coordinators and Joint Lead Managers

1

Application has been made to The Stock Exchange of Hong Kong Limited for the listing and permission to deal in the Convertible Bonds as described in the Offering Circular relating thereto to be dated on or about 15 October 2010 and such listing and permission to deal in the Convertible Bonds is expected to become effective on or about 19 October 2010.

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED CHU KA YEE Company Secretary
Hong Kong, 14 October 2010
As at the date of this notice, the board of directors of Billion Express Investments Limited comprises Mr. Li Qiuhong and Mr. Dai Renfei
As at the date of this notice, the board of directors of the China Unicom (Hong Kong) Limited comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu

Non-executive Director:	Cesareo Alierta Izuel

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Timpson Chung Shui Ming and Cai Hongbin

2